Filed pursuant to Rule 424(b)(3)

File Nos. 333-238296 and 811-23569

Versus Capital Infrastructure Income Fund

(the “Fund”)

Supplement dated June 3, 2025 to the

Prospectus, dated July 29, 2024, as supplemented

Voluntary Expense Reimbursement

Versus Capital Advisors LLC has agreed to amend its voluntary waiver of a portion of its investment management fee and/or reimbursement of certain direct expenses of the Fund such that the Fund’s total annual expense ratio does not exceed certain specified amounts. Accordingly, effective immediately, the Fund’s Prospectus is revised as follows.

The third paragraph in the “Adviser and Investment Management Fee” sub-section of the “Management of the Fund” section of the Prospectus is replaced in its entirety with the following:

In addition, subject to the limitations set forth below, the Adviser has agreed to voluntarily waive a portion of the Investment Management Fee and/or reimburse certain direct expenses of the Fund and the VCRDX Subsidiary such that the Total Annual Fund Expenses do not exceed an annualized rate, based on the average daily NAV of the Fund’s assets, of 1.80% until July 31, 2025 (the “Expense Cap”). These arrangements are at the sole discretion of the Adviser and may be terminated at any time. Amounts waived and/or reimbursed pursuant to the Expense Cap will not be recouped by the Adviser. Notwithstanding the foregoing, the following expenses will not be limited by such waiver and are not subject to or included in the Expense Cap: (i) Acquired Fund Fees and Expenses, including any fees of the Private Funds; (ii) interest payments; (iii) extraordinary expenses; and (iv) taxes. As compensation for providing services to the Fund, the Adviser pays each Sub-Adviser a fee based on a negotiated rate applied to the assets of the Fund allocated to the Sub-Adviser.

Shareholders should retain this Supplement for future reference